Filed by D8 Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: D8 Holdings Corp.

Commission File No. 333-257055

Date: June 25, 2021

On May 28, 2021, Adam Sachs, the Co-founder and Chief Executive Officer of Vicarious Surgical Inc., participated in an interview with Emily Chang of Bloomberg Technology. A copy of the transcript of the interview is set forth below:

Bloomberg Technology Interview – Adam Sachs

Friday, May 28, 2021

Bloomberg Technology Interview – Adam Sachs	May 28, 2021

Emily Chang (00:00:00):

So, you claim to have a novel and human-like approach to your robots that perform these surgeries. Talk to us about how the technology works.

Adam Sachs (00:00:09):

So, our technology is incredibly unique in the way the actuators themselves work. So, with every other surgical robot, they're all built on either legacy technology that has what's called coupled motion that limits the motion between the joints and actually causes motion and force coupling between each of the joints, or flexible robots which have incredibly low forces and that are far too large for a lot of surgical applications. So, with these decoupled actuators, we're able to put far more motion inside of the body. We put wrists, elbows and shoulders, giving the surgeon full motion all through a single 15 millimeter incision.

Emily Chang (00:00:56):

So, talk to us about the demand you saw through the pandemic. I assume there was great demand to have robots in the operating room if they could replace a human. And then how does that evolve post pandemic, given there's been a push towards this generally, but obviously there's not necessarily the need out of a pandemic?

Adam Sachs (00:01:14):

Yeah, so I think overall the field of surgical robotics has had, you know, a pretty good amount of demand, as you noted, but there's been demand for a long time to exceed what a surgeon can do with their own hands. Surgeons, you know, put a ton of time and effort into not just training on what they need to do on the organs, but actually training on how to use the tools, how to learn the techniques, how to overcome the challenges and limitations of their limited access to the organs where they want to operate. So, our device and our technology greatly expands what the surgeon is actually able to do, all while causing far less injury to the patient. And that's why the FDA, as you noted, granted us a breakthrough device designation. So, we expect there to be significant demands for better quality of care, all while injuring the patient less for a long time to come.

Emily Chang (00:02:17):

You worked at Apple on iPhone manufacturing back in the day. How have you applied what you learned at Apple to Vicarious?

Adam Sachs (00:02:27):

Yes, so both myself and actually our CTO and cofounder, Sammy Khalifa, worked at Apple. Sammy worked on iPhone product design focusing on a lot of those small mechanisms that have become incredibly relevant as we design tiny mechanisms inside of our robotic arms and actuators, and he leads our entire R&D effort today. My experience with operations and manufacturing and high volumes has really helped us, more than anything, focus over the last 7 years that we've been inventing and developing this technology to bring it where it is today on cost, manufacturability and sort of a practical approach overall.

Emily Chang (00:03:15):

Why did you choose the SPAC route versus the other options out there?

Adam Sachs (00:03:22):

That's a really good question. So, I think there's sort of two questions in that, right? There is both ‘why go public versus stay private’ and ‘why SPAC versus traditional IPO.’ From the private or public perspective, I think it's a pretty easy choice for us. We're incredibly excited to be a public company. It gives us the level of visibility and the ability to be transparent with everybody, not just potential investors, but also future customers and employees as we grow our company significantly with this transaction. So, we are really excited to have that visibility that comes with being a public company. From a SPAC versus traditional IPO standpoint, I mean we are pre-revenue today and I do believe, you know, SPACs have a very unique place in the world that is especially valuable where given the background of technology that we have in the 7 years of development, and their ability to come in and validate that and do diligence on it.

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Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of D8 Holdings Corp. (“D8 Holdings”) for their consideration. D8 Holdings has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement and will include a definitive proxy statement to be distributed to D8 Holdings’ shareholders in connection with D8 Holdings’ solicitation for proxies for the vote by D8 Holdings’ shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, D8 Holdings will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. D8 Holdings’ shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with D8 Holdings’ solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about D8 Holdings, Vicarious Surgical Inc. (“Vicarious Surgical”) and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by D8 Holdings, without charge, at the SEC's website located at www.sec.gov or by directing a request to D8 Holdings, at Unit 1008, 10/F, Champion Tower, 3 Garden Road, Central, Hong Kong.

Participants in the Solicitation

D8 Holdings, Vicarious Surgical and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from D8 Holdings’ shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of D8 Holdings’ shareholders in connection with the proposed business combination is set forth in the Registration Statement (and will be included in the definitive proxy statement/prospectus). You can find more information about D8 Holdings’ directors and executive officers in D8 Holdings’ Annual Report on Form 10-K/A, filed with the SEC on May 24, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents filed with the SEC. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Vicarious Surgical’s and D8 Holdings’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Vicarious Surgical and D8 Holdings. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of D8 Holdings or Vicarious Surgical is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Vicarious Surgical; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Vicarious Surgical’s ability to manage future growth; Vicarious Surgical’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its products; the effects of competition on Vicarious Surgical’s future business; the amount of redemption requests made by D8 Holdings’ public shareholders; the ability of D8 Holdings or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in the Registration Statement under the heading “Risk Factors,” and the other documents filed, or to be filed, by D8 Holdings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Vicarious Surgical nor D8 Holdings presently know or that Vicarious Surgical and D8 Holdings currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Vicarious Surgical’s and D8 Holdings’ expectations, plans or forecasts of future events and views as of the date of this communication. Vicarious Surgical and D8 Holdings anticipate that subsequent events and developments will cause Vicarious Surgical’s and D8 Holdings’ assessments to change. However, while Vicarious Surgical and D8 Holdings may elect to update these forward-looking statements at some point in the future, Vicarious Surgical and D8 Holdings specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Vicarious Surgical’s and D8 Holdings’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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